UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2013 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2012 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 22, 2013, relating to its U.S. $32,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On November 15, 2013, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 12.9505 = U.S. $1.00.

Selected Financial Data

The selected financial data as of December 31, 2012 and September 30, 2013 and for the nine-month periods ended September 30, 2012 and 2013 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

In this report we include selected financial data from our statement of financial position as of September 30, 2013 and from our statement of comprehensive income and our statement of cash flows for the nine-month period ended September 30, 2013. In addition, we include selected financial data from our statements of financial position as of December 31, 2012, as well as the statement of comprehensive income and the statement of cash flows for the nine-month period ended September 30, 2012 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	September 30,
	2012	2012	2013
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	1,226,309	1,198,710
Operating income	n.a.	703,145	591,141
Finance cost—net	n.a.	(33,293)	(25,301)
Exchange gain—net	n.a.	47,445	303
Net income (loss) for the period	n.a.	31,361	(92,584)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	119,235	n.a.	114,102
Total assets	2,024,183	n.a.	2,022,506
Long-term debt	672,618	n.a.	729,992
Total long-term liabilities	2,059,445	n.a.	2,180,334
Total equity (deficit)	(271,066)	n.a.	(360,493)
Statement of Cash Flows
Depreciation and amortization	n.a.	105,061	111,906
Acquisition of fixed assets(2)	n.a.	124,355	140,719
Other Financial Data
Ratio of earnings to fixed charges(3)	1.14	1.69	-

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to the unaudited condensed consolidated interim financial statements included herein.
(2)	Includes capitalized finance cost. See Note 3(g) to the unaudited condensed consolidated interim financial statements included herein.
(3)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness. Earnings for the nine months ended September 30, 2013 were insufficient to cover fixed charges, which exceeded earnings by Ps. 84,158 million during this period.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at September 30, 2013.

	At September 30, 2013(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	593,780	U.S.$	45,634
Long-term domestic debt		136,212		10,468

Total long-term debt(3)		729,992		56,102

Certificates of Contribution “A”(4)		49,605		3,812
Mexican Government contributions to Petróleos Mexicanos		178,731		13,736
Legal reserve		978		75
Accumulated other comprehensive result		(380,131)		(29,214)
Accumulated losses from prior years		(117,091)		(8,999)
Net income for the period		(92,584)		(7,115)

Total equity		(360,493)		(27,705)

Total capitalization	Ps.	369,499	U.S.$	28,397

Note:	Numbers may not total due to rounding.
(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0119 = U.S. $1.00 at September 30, 2013. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since September 30, 2013, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 78,047 million (U.S. $5,998 million) at September 30, 2013.
(4)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Nine months ended September 30,(1)
	2012		2013(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	631,574	Ps.	678,578	U.S.$	52,151
Export		589,383		512,718		39,404
Services income		5,353		7,414		570

Total sales		1,226,309		1,198,710		92,124
Cost of sales		601,733		590,392		45,373
General expenses		83,844		97,838		7,519
Other revenues—net(3)		162,412		80,661		6,199

Operating income		703,145		591,141		45,431
Finance cost—net		(33,293)		(25,301)		(1,944)
Exchange gain—net		47,445		303		23
Profit sharing in non-consolidated subsidiaries, affiliates and others		2,064		(155)		(12)

Income before taxes and duties		719,361		565,989		43,498
Taxes and duties		688,000		658,574		50,613

Net income (loss) for the period	Ps.	31,361	Ps.	(92,584)	U.S.$	(7,115)
Other comprehensive income (loss)—net		(12,880)		3,157		243

Net comprehensive income (loss) for the period	Ps.	18,482	Ps.	(89,427)	U.S.$	(6,873)

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0119 = U.S. $1.00 at September 30, 2013. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the Special Tax on Production and Services (which we refer to as the IEPS tax) in the first nine months of 2012 and 2013, when the IEPS tax rate was negative.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales decreased by 2.3% in the first nine months of 2013, from Ps. 1,226.3 billion in the first nine months of 2012 to Ps. 1,198.7 billion in the first nine months of 2013. This decrease in total sales resulted primarily from a 13.0% decrease in export sales due to lower crude oil prices and sales volume, which was partially offset by a 7.4% increase in domestic sales, as described below.

Domestic Sales

Domestic sales increased by 7.4% in the first nine months of 2013, from Ps. 631.6 billion in the first nine months of 2012 to Ps. 678.6 billion in the first nine months of 2013, primarily due to increases in the sales prices of gasoline, natural gas and diesel and an increase in demand from the electricity generation sector.

Domestic sales of petroleum products increased by 5.7% in the first nine months of 2013, from Ps. 567.6 billion in the first nine months of 2012 to Ps. 599.7 billion in the first nine months of 2013, primarily due to increases in the sales prices of gasoline and diesel.

Domestic sales of dry natural gas increased by 45.5% in the first nine months of 2013, from Ps. 36.3 billion in the first nine months of 2012 to Ps. 52.8 billion in the first nine months of 2013, primarily due to higher sales prices and an increase in demand from the electricity generation sector.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 5.8%, from Ps. 27.7 billion in the first nine months of 2012 to Ps. 26.1 billion in the first nine months of 2013, primarily due to lower sales prices of petrochemical products such as sulfur, polyethylene and vinyl chloride. In particular, the reference price of polyethylene decreased due to lower domestic demand.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 13.0%, from Ps. 589.4 billion in the first nine months of 2012 to Ps. 512.7 billion in the first nine months of 2013, primarily due to: (1) a 2.8% decrease in the weighted average prices of export crude oil; (2) a 5.3% decrease in export crude oil sales volume as a result of a decrease in the availability of crude oil for export due to higher domestic refining capacity resulting from the reconfiguration of the Minatitlán refinery, as well as a decrease in overall crude oil production; and (3) the effect of the appreciation of the peso against the U.S. dollar on the translation of U.S. dollar-denominated revenues to pesos.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI CIM, we collectively refer to as the PMI Group), and Mex Gas International, Ltd. (which we refer to as MGAS), export sales by the subsidiary entities to the PMI Group and MGAS decreased by 11.9%, from Ps. 523.4 billion in the first nine months of 2012 to Ps. 461.1 billion in the first nine months of 2013. In U.S. dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales decreased by 8.3%, from U.S. $39.6 billion in the first nine months of 2012 to U.S. $36.3 billion in the first nine months of 2013, due to a decrease in export sales prices and volume.

Crude oil and condensate export sales accounted for 89.4% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2013, as compared to 89.3% in the first nine months of 2012. Crude oil and condensate export sales decreased in peso terms by 11.8%, from Ps. 467.2 billion in the first nine months of 2012 to Ps. 412.1 billion in the first nine months of 2013, primarily due to a 2.8% decrease in the weighted average export price of the Mexican crude oil basket, from U.S. $103.68 per barrel in the first nine months of 2012 to U.S. $100.81 in the first nine months of 2013. The volume of crude oil exports decreased by 5.3%, from 1,239 thousand barrels per day in the first nine months of 2012 to 1,173 thousand barrels per day in the first nine months of 2013, due to lower demand and a decrease in the availability of crude oil for export as a result of higher domestic refining capacity.

Export sales of petroleum products represented 10.2% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2013, as compared to 10.1% in the first nine months of 2012. Export sales of petroleum products decreased by 10.9%, from Ps. 53.0 billion in the first nine months of 2012 to Ps. 47.2 billion in the first nine months of 2013, primarily due to decreases in the average export prices of certain petroleum products, such as naphtha.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2012 and 2013 (0.6% and 0.4%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 43.3%, from Ps. 3.0 billion in the first nine months of 2012 to Ps. 1.7 billion in the first nine months of 2013, due to a decrease in the sales volume of certain petrochemical products, such as ammonia, butadiene and ethylene, as a result of higher domestic demand for these products which reduced the volume of products available for export.

Services Income

Services income increased by 37.0% in the first nine months of 2013, from Ps. 5.4 billion in the first nine months of 2012 to Ps. 7.4 billion in the first nine months of 2013, mainly as a result of an increase in insurance revenues from Kot Insurance Company, AG, one of our subsidiary companies, and from an increase in the number of freight and pipeline transportation services provided to third parties by Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Cost of Sales

Cost of sales decreased by 1.9%, from Ps. 601.7 billion in the first nine months of 2012 to Ps. 590.4 billion in the first nine months of 2013. This decrease was primarily due to: (1) a Ps. 26.4 billion decrease in the costs of purchases of imported gasoline, liquefied petroleum gas and diesel due to lower average prices for these products; and (2) a Ps. 2.3 billion decrease in costs associated with the exploration of crude oil and natural gas. This decrease was partially offset by: (1) a Ps. 11.5 billion increase in the net cost of employee benefits for the period as a result of salary increases, the financial impact of an additional year of seniority for all employees and changes to the assumptions used in actuarial calculations; (2) a Ps. 8.3 billion increase in the valuation of our inventories as a result of the higher realizable value of our inventories for the period; and (3) a Ps. 8.3 billion increase in operating expenses related to personnel services, depreciation and amortization.

General Expenses

General expenses increased by 16.7%, from Ps. 83.8 billion in the first nine months of 2012 to Ps. 97.8 billion in the first nine months of 2013. This increase was primarily due to: (1) an increase in the net cost of employee benefits for the period, from Ps. 42.9 billion to Ps. 53.3 billion, as a result of salary increases, the financial impact of an additional year of seniority for all employees and changes to the assumptions used in actuarial calculations; and (2) a Ps. 3.6 billion increase in operating expenses related to personnel services resulting from increases in wages and salaries.

Other Revenues, Net

Other revenues, net, decreased by Ps. 81.7 billion, or 50.3%, from net revenues of Ps. 162.4 billion in the first nine months of 2012 to net revenues of Ps. 80.7 billion in the first nine months of 2013. This decrease was primarily due to a lower credit attributable to the negative IEPS tax rate, which is generated when the prices at which we sell gasoline and diesel in the domestic market are lower than the international market prices for such products. The credit attributable to the negative IEPS tax rate decreased from Ps. 164.4 billion in the first nine months of 2012 to Ps. 79.3 billion in the first nine months of 2013 due to the decrease in the difference between domestic retail prices and international reference prices for gasoline and diesel in the first nine months of 2013 as compared to the corresponding period of 2012.

Finance Cost, Net

Finance cost, net, reflects the net result of interest income and interest expense (including gains and losses on certain derivative financial instruments). Our finance cost, net, decreased by Ps. 8.0 billion, from Ps. 33.3 billion in the first nine months of 2012 to Ps. 25.3 billion in the first nine months of 2013. The decrease was primarily due to a decrease in losses associated with the derivative financial instruments that are used to hedge various currencies against the U.S. dollar.

Exchange Gain, Net

A substantial portion of our indebtedness, 80.6% as of September 30, 2013, is denominated in U.S. dollars and other foreign currencies. Our exchange gain, net, decreased by Ps. 47.1 billion, from Ps. 47.4 billion in the first nine months of 2012 to Ps. 0.3 billion in the first nine months of 2013, mainly due to the depreciation of the peso against the U.S. dollar during the first nine months of 2013 as compared to the appreciation of the peso against the U.S. dollar during the first nine months of 2012.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid decreased by 4.3%, from Ps. 688.0 billion in the first nine months of 2012 to Ps. 658.6 billion in the first nine months of 2013, largely due to a 2.8% decrease in the weighted average price of the Mexican crude oil basket, from U.S. $103.68 per barrel in the first nine months of 2012 to U.S. $100.81 per barrel in the same period of 2013. As a result, taxes and duties represented 54.9% of total sales in the first nine months of 2013, as compared to 56.1% in the first nine months of 2012.

Net Income

In the first nine months of 2013, we reported a net loss of Ps. 92.6 billion (U.S. $7.1 billion) on Ps. 1,198.7 billion in total sales, as compared to a net income of Ps. 31.4 billion (U.S. $2.4 billion) on Ps. 1,226.3 billion in total sales in the first nine months of 2012. This decrease in net income is primarily explained by: (1) a decrease in other revenues, net, due primarily to a lower IEPS tax credit; (2) a decrease in our income associated with the foreign exchange gain as a result of the depreciation of the peso against the U.S. dollar during the first nine months of 2013; (3) a decrease in our total sales, which resulted from decreased export sales primarily due to lower crude oil prices and sales volume; and (4) an increase in general expenses, which was mainly due to increases in the net cost of employee benefits for the period.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first nine months of 2013, net funds provided by operating activities, totaled Ps. 140.3 billion, as compared to Ps. 142.3 billion in the first nine months of 2012. Net loss totaled Ps. 92.6 billion in the first nine months of 2013, as compared to net income of Ps. 31.4 billion in the first nine months of 2012. During the first nine months of 2013, our net cash flows from financing activities totaled Ps. (8.1) billion, as compared to net cash flows of Ps. (16.1) billion from financing activities in the first nine months of 2012. During the first nine months of 2013, we applied net funds of Ps. 140.7 billion to net investments in fixed assets, as compared to net funds of Ps. 124.4 billion that we applied to net investments in fixed assets in the first nine months of 2012.

At September 30, 2013, our cash and cash equivalents totaled Ps. 114.1 billion, as compared to Ps. 119.2 billion at December 31, 2012.

Recent Financing Activities

During the period from May 1 to November 15, 2013, Petróleos Mexicanos participated in the following financing activities:

•	On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000,000 of Certificados Bursátiles due 2017 at a floating rate, which was a reopening of the securities originally issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000,000 under its revolving credit facility with Credit Agricole CIB, which was repaid on July 17, 2013.

•	On July 18, 2013, Petróleos Mexicanos issued U.S. $3,000,000,000 of its debt securities under Petróleos Mexicanos’ U.S. $32,000,000,000 Medium-Term Notes Program, Series C in four tranches: (1) U.S. $1,000,000,000 of its 4.875% Notes due 2024; (2) U.S. $1,000,000,000 of its 3.500% Notes due 2018; (3) U.S. $500,000,000 of its Floating Rate Notes due 2018; and (4) U.S. $500,000,000 of its 6.500% Bonds due 2041, which was the second reopening of its 6.500% Bonds due 2041 originally issued on June 2, 2011 and subsequently reopened on October 18, 2011. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 19, 2013, Petróleos Mexicanos issued U.S. $400,000,000 of notes due 2024, which bear interest at a fixed rate of 2.830%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On September 19, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000,000 of Certificados Bursátiles due 2019 at a floating rate. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 26, 2013, Petróleos Mexicanos issued Ps. 10,400,000,000 aggregate amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside Mexico of Ps. 1,075,000,000 of Certificados Bursátiles in the form of global depositary notes (GDNs), and (2) a concurrent offering to the public in Mexico of Ps. 9,325,000,000 of Certificados Bursátiles not represented by GDNs. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 30, 2013, Petróleos Mexicanos issued U.S. $750,000,000 of notes due 2024, which bear interest at the London Interbank Offered Rate (LIBOR) for 3 months plus 0.43%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On October 24, 2013, Petróleos Mexicanos issued U.S. $350,000,000 of notes due 2024, which bear interest at a fixed rate of 2.290%. The notes are guaranteed by the Export-Import Bank of the United States.

During the period from April 16 to November 15, 2013, P.M.I. Norteamérica, S.A. de C.V. and P.M.I. Holdings, B.V. participated in the following financing activities:

•	On April 26, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained a loan for U.S. $33,830,338 bearing interest at 3.80%, which matures on February 22, 2023.

•	On June 7, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained a loan for U.S. $34,277,705 bearing interest at 3.80%, which matures on April 24, 2023.

•	P.M.I. Holdings, B.V. obtained U.S. $1,366,000,000 from its revolving credit line and repaid U.S. $1,696,000,000.

Indebtedness

During the first nine months of 2013, our total debt increased by 2.7%, from Ps.786.9 billion at December 31, 2012 to Ps. 808.0 billion at September 30, 2013, primarily due to a 0.01% depreciation of the peso against the U.S. dollar during this period, which caused an increase in the value in peso terms of the portion of our debt that is denominated in U.S. dollars.

At September 30, 2013 and as of the date of this report, we were not in default on any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Nine months ended September 30,
	2012		2013
Operating Highlights
Production
Crude oil (tbpd)		2,546		2,506
Natural gas (mmcfpd)		6,378		6,328
Petroleum products (tbpd)		1,372		1,425
Petrochemicals (mt)(1)		8,212		8,747

Average crude oil exports (tbpd)(2)
Olmeca		198		105
Isthmus		97		88
Maya		945		980

Total		1,239		1,173

Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	35,202	U.S. $	32,295

Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	110.94	U.S. $	110.07
Isthmus		108.86		108.10
Maya		101.69		99.20
Weighted average price(4)		103.68		100.81

West Texas Intermediate crude oil average price per barrel(5)	U.S. $	93.30	U.S. $	96.90

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day mmcfpd = millions of cubic feet per day mt = thousands of tons
(1)	Includes ethane and sulfur from Pemex-Gas and Basic Petrochemicals.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of September 30, 2013.
(3)	Average price during period indicated based on billed amounts.
(4)	On November 15, 2013, the weighted average price of PEMEX’s crude oil export mix was U.S. $89.17 per barrel.
(5)	On November 15, 2013, the West Texas Intermediate crude oil spot price was U.S. $93.62 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 1.6% in the first nine months of 2013, from 2,546 thousand barrels per day in the first nine months of 2012 to 2,506 thousand barrels per day in the first nine months of 2013. This decrease was mainly due to:

•	a decrease in the production of heavy crude oil primarily due to annual maintenance of the oil and gas processing equipment in the Yùum K’Ak’Náab Floating Production Storage and Offloading vessel and an increase in the fractional water flow of wells of the Cantarell business unit in the Northeastern Marine region;

•	a decrease in production of extra-light crude oil primarily due to an increase in the fractional water flow of wells at the Pijije and Sen fields of the Delta del Grijalva project in the Southern region; and

•	the natural decline in production at the fields of the Crudo Ligero Marino project in the Southwestern Marine region.

This decrease was partially offset by: (1) a 2.5% increase in the production of light crude oil at the Kuil, Onel and Chuhuk fields of the Abkatún-Pol Chuc business unit in the Southwestern Marine region, at the Kambesah field of the Cantarell business unit in the Northeastern Marine region, and at the Gasífero field of the Veracruz business unit in the Northern region; and (2) an increase in the production of extra-light crude oil at the Tsimin field in the Southwestern Marine region, from 3.7 thousand barrels per day during the third quarter of 2012 to 31 thousand barrels per day during the third quarter of 2013.

Natural gas production decreased by 0.8% in the first nine months of 2013, from 6,378 million cubic feet per day in the first nine months of 2012 to 6,328 million cubic feet per day in the first nine months of 2013. This decrease was primarily the result of:

•	a decrease in non-associated gas production primarily due to a scheduled reduction in drilling activities and in the completion of wells at the Veracruz business unit in the Northern region; and

•	the natural decline in production of fields of the Macuspana-Muspac business unit in the Southern region.

Production of petroleum products increased by 3.9% in the first nine months of 2013, from 1,372 thousand barrels per day in the first nine months of 2012 to 1,425 thousand barrels per day in the first nine months of 2013. This increase was primarily due to increased production of gasoline, diesel and jet fuel, and was only partially offset by a decrease in fuel oil production.

Petrochemicals production increased by 6.5% in the first nine months of 2013, from 8,212 thousand tons in the first nine months of 2012 to 8,747 thousand tons in the first nine months of 2013. This increase was primarily due to increases in the production of:

•	the methane derivatives chain, including ammonia and carbon dioxide, in response to an increase in demand for these products;

•	the aromatics and derivatives chain as a result of the stabilization of the continuous catalytic regeneration plant and regularized operations of the aromatics plants at the Cangrejera petrochemical complex;

•	other petrochemicals, including amorphous and octane-based gasolines, as well as benzene, toluene and xylene; and

•	acrylonitrile, which is a product of the propylene and derivatives chain, in response to favorable market conditions.

This increase was partially offset by a decrease in the production of:

•	the ethane derivatives chain primarily due to a reduction in the output of ethylene intended for overseas markets and the decreased production of low-density polyethylene and linear low-density polyethylene caused by operational delays; and

•	the propylene and derivatives chain primarily due to a decline in the production of propylene and operational delays at the Cangrejera petrochemical complex.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2013 AND 2012

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2013 AND 2012

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Figures stated in thousands, except as noted (Note 2))

	September 30, 2013		December 31, 2012
ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	Ps.	114,101,943	Ps.	119,234,891
Accounts, notes receivable and other—Net (Note 6)		122,238,150		133,009,511
Inventories—Net (Note 7)		39,142,697		56,847,570
Derivative financial instruments		8,049,675		9,050,153

Total current assets		283,532,465		318,142,125
Non-current assets:
Available-for-sale financial assets (Note 8)		17,264,195		15,771,259
Permanent investments in shares of non-consolidated companies, associates and others (Note 9)		18,851,242		17,251,595
Wells, pipelines, properties, plant and equipment—Net (Note 10)		1,687,729,303		1,658,734,085
Deferred taxes		816,874		1,935,997
Other assets—Net (Note 11)		14,311,904		12,347,835

Total non-current assets	Ps.	1,738,973,518	Ps.	1,706,040,771

Total assets	Ps.	2,022,505,983	Ps.	2,024,182,896

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 12)	Ps.	78,047,228	Ps.	114,241,005
Suppliers		55,578,809		61,513,451
Accounts and accrued expenses payable		11,435,262		9,315,539
Derivative financial instruments		5,313,061		6,752,811
Taxes and duties payable		52,291,134		43,980,843

Total current liabilities		202,665,494		235,803,649

Long-term liabilities:
Long-term debt (Note 12)		729,991,843		672,617,595
Employee benefits		1,347,524,750		1,288,540,759
Provisions for sundry creditors (Note 13)		70,724,826		63,802,794
Other liabilities		6,166,609		6,346,034
Deferred taxes		25,925,609		28,137,915

Total long-term liabilities	Ps.	2,180,333,637	Ps.	2,059,445,097

Total liabilities	Ps.	2,382,999,131	Ps.	2,295,248,746

EQUITY (DEFICIT):
Certificates of Contribution “A”		49,604,835		49,604,835
Mexican Government contributions to Petróleos Mexicanos		178,730,591		178,730,591
Legal reserve		977,760		977,760
Accumulated other comprehensive result		(380,130,637)		(383,287,737)
Accumulated results:
(Deficit) from prior years		(117,091,299)		(119,691,777)
Net (loss) income for the period		(92,584,398)		2,600,478

Total equity	Ps.	(360,493,148)	Ps.	(271,065,850)

Total liabilities and equity	Ps.	2,022,505,983	Ps.	2,024,182,896

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

	2013		2012
Net sales:
Domestic	Ps.	678,577,555	Ps.	631,573,509
Export		512,718,428		589,383,039
Services income		7,414,364		5,352,920

		1,198,710,347		1,226,309,468
Cost of sales		590,392,067		601,732,827

Gross income		608,318,280		624,576,641
Other revenues—Net		80,661,001		162,411,752
General expenses:
Transportation and distribution expenses		23,731,363		20,235,318
Administrative expenses		74,106,539		63,608,401

Operating income		591,141,379		703,144,674
Finance cost—Net (Note 14)		(25,300,607)		(33,293,072)
Exchange gain—Net		302,797		47,445,187

		566,143,569		717,296,789
(Loss) profit sharing in non-consolidated companies, associates and others (Note 9)		(154,516)		2,064,069

Income before taxes, duties and other		565,989,053		719,360,858
Hydrocarbon income tax		2,157,371		1,508,916
Hydrocarbon extraction duties and others		652,163,889		685,946,865
Income tax		4,252,191		543,818

		658,573,451		687,999,599

Net (loss) income for the period	Ps.	(92,584,398)	Ps.	31,361,259

Other comprehensive results:
Currency translation effect	Ps.	(179,967)	Ps.	(4,313,729)
Available-for-sale financial assets		3,337,067		(8,565,879)

Total other comprehensive results—Net		3,157,100		(12,879,608)

Comprehensive result for the period	Ps.	(89,427,298)	Ps.	18,481,651

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

	2013		2012
Net sales:
Domestic	Ps.	232,856,533	Ps.	214,973,169
Export		173,789,323		192,086,709
Services income		2,659,605		1,858,545

		409,305,461		408,918,423
Cost of sales		202,246,017		203,935,717

Gross income		207,059,444		204,982,706
Other revenues—Net		17,879,618		45,400,059
General expenses:
Transportation and distribution expenses		8,231,912		6,480,455
Administrative expenses		24,425,177		22,421,831

Operating income		192,281,973		221,480,479
Finance cost—Net		(1,713,941)		(6,685,656)
Exchange gain—Net		(3,635,020)		30,628,433

		186,933,012		245,423,256
(Loss) profit sharing in non-consolidated companies, associates and others		(47,022)		2,026,839

Income before taxes, duties and other		186,885,990		247,450,095
Hydrocarbon income tax		173,341		1,769,336
Hydrocarbon extraction duties and others		224,576,785		221,599,354
Income tax		1,335,301		(462,226)

		226,085,427		222,906,464

Net (loss) income for the period	Ps.	(39,199,437)	Ps.	24,543,631

Other comprehensive results:
Currency translation effect	Ps.	317,470	Ps.	(2,630,972)
Available-for-sale financial assets		2,748,416		2,325,289

Total other comprehensive results—Net		3,065,886		(305,683)

Comprehensive result for the period	Ps.	(36,133,551)	Ps.	24,237,948

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Figures stated in thousands, except as noted (Note 2))

							Accumulated other comprehensive income (loss)
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Available-for-sale financial assets		Currency translation effect		Actuarial losses for employee benefits effect		(Accumulated results)				Total equity
													For the period		From prior years
Balances as of January 1, 2012	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,872,160	Ps.	4,573,138	Ps.	(14,890,060)	Ps.	—	Ps.	(119,691,777)	Ps.	103,176,647
Comprehensive income (loss) for the period		—		—		—		(8,565,879)		(4,313,729)		—		31,361,259		—		18,481,651

Balances as of September 30, 2012	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(4,693,719)	Ps.	259,409	Ps.	(14,890,060)	Ps.	31,361,259	Ps.	(119,691,777)	Ps.	121,658,298

Balances as of January 1, 2013	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(6,253,752)	Ps.	2,734,934	Ps.	(379,768,919)	Ps.	—	Ps.	(117,091,299)	Ps.	(271,065,850)
Comprehensive income (loss) for the period		—		—		—		3,337,067		(179,967)		—		(92,584,398)		—		(89,427,298)

Balances as of September 30, 2013	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(2,916,685)	Ps.	2,554,967	Ps.	(379,768,919)	Ps.	(92,584,398)	Ps.	(117,091,299)	Ps.	(360,493,148)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

	2013		2012
Operating activities:
Net (loss) income for the period	Ps.	(92,584,398)	Ps.	31,361,259
Depreciation and amortization		111,906,129		105,060,673
Unsuccessful wells		8,436,851		9,102,414
Disposal of properties, plant and equipment		5,429,308		3,542,084
Gain on sale of fixed assets		(2,354,000)		—
Net (profit) loss on available-for-sale financial assets		(129,188)		—
Loss (profit) sharing in non-consolidated companies, associates and others		154,516		(2,064,069)
Effects of net present value of reserve for well abandonment		156,631		1,508,496
Amortization expenses and gains related to debt issuance		(501,556)		(537,640)
Unrealized foreign exchange (gain)		(1,498,743)		(53,802,748)
Dividends		(914,116)		—
Interest expense		28,266,080		27,328,413

		56,367,514		121,498,882

Derivative financial instruments		(439,272)		1,007,511
Accounts and notes receivable		10,052,374		6,444,177
Inventories		17,704,873		(3,816,687)
Other assets		(9,771,476)		(8,358,673)
Accounts payable and accrued expenses		2,119,722		2,131,308
Taxes paid		8,310,291		(11,668,112)
Suppliers		(5,934,642)		4,176,974
Provisions for sundry creditors and other liabilities		4,017,726		(3,316,178)
Employee benefits		58,983,991		36,042,385
Deferred taxes		(1,093,183)		(1,858,135)

Net cash flows from operating activities		140,317,918		142,283,452

Investing activities:
Acquisition of property, pipelines, plant and equipment		(140,718,810)		(124,355,455)
Exploration costs		(630,163)		(1,600,741)
Restricted cash		1,210,435		—
Investment in non-consolidated companies, associates and others		(208,395)		—
Available-for-sale financial assets		2,869,843		—

Net cash flows from investing activities		(137,477,090)		(125,956,196)

Financing activities:
Loans obtained from financial institutions		178,796,240		248,446,994
Debt payments, principal only		(159,354,374)		(237,586,712)
Interest paid		(27,570,052)		(26,921,965)

Net cash flows from financing activities		(8,128,186)		(16,061,683)

Net (decrease) increase in cash and cash equivalents		(5,287,358)		265,573
Effects of change in cash value		154,410		(1,006,501)
Cash and cash equivalents at the beginning of the period		119,234,891		114,976,547

Cash and cash equivalents at the end of the period	Ps.	114,101,943	Ps.	114,235,619

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establish the Mexican Government will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities.

The Petróleos Mexicanos Law establishes that the four Subsidiary Entities will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the “Subsidiary Entities Decree”).

Under the Subsidiary Entities Decree:

•	Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities;

•	the Subsidiary Entities continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

•	the organization continues to allocate the duties to each Subsidiary Entity in accordance with the rationale of distributing core activities of a productive character, as referred to in the Petróleos Mexicanos Law;

•	the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities, and such products will continue to be manufactured by Pemex-Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

•	the activities, operations or services required by the Subsidiary Entities for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities may enter into alliances or partnerships with third parties.

The Subsidiary Entities are decentralized entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own name, and are grouped in accordance with the areas delineated by the Secretary of Energy. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

•	Pemex-Exploración y Producción (“Pemex-Exploration and Production”);

•	Pemex-Refinación (“Pemex-Refining”);

•	Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and

•	Pemex-Petroquímica (“Pemex-Petrochemicals”).

The principal objectives of the Subsidiary Entities are as follows:

I.	Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

For purposes of these unaudited condensed consolidated interim financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the “Board”) approved the Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012, March 27, 2013 and September 30, 2013. On March 28, 2013, the Organic Statutes of each Subsidiary Entity was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and of each of the Subsidiary Entities, and also delineate the duties and internal regulations of their respective Boards of Directors.

The “Subsidiary Companies” are defined as those companies which are controlled by PEMEX (see Note 3(a)), have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated and are managed as private corporations. Unlike the Subsidiary Entities, the Subsidiary Companies are not decentralized entities.

“Non-consolidated companies and associates”, as used herein, means (i) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (ii) those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is:

Av. Marina Nacional No. 329 Col. Petróleos Mexicanos Delegación Miguel Hidalgo México, D.F. 11311 México

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

NOTE 2—BASIS OF PREPARATION:

(a)	Statement of compliance

In January 2009, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or “CNBV”) amended its regulations in order to require Mexican issuers that disclose information through the Bolsa Mexicana de Valores (Mexican Stock Exchange), to adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) beginning in 2012. In response to these requirements, PEMEX prepared its unaudited condensed consolidated interim financial statements as of and for the periods ended September 30, 2013 and 2012, in accordance with IAS 34 “Interim Financial Reporting”.

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the two years ended December 31, 2012 and 2011 and as of January 1, 2011. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements under IFRS are consistent for all periods reported.

(b)	Authorization

On November 15, 2013, these unaudited condensed consolidated interim financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(c)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments; the principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

(d)	Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated. These unaudited condensed consolidated interim financial statements are presented in Mexican pesos due to the following:

(i)	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii)	PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX’s budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii)	benefits to employees are approximately 57% of PEMEX’s total liabilities. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv)	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México (the Mexican central bank), requires that Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

(e)	Use of estimates

The preparation of these unaudited condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Actual results could differ from those estimates and assumptions.

(f)	Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

Below is a summary of the significant accounting policies followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a)	Consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by PEMEX. Control exists when and only when PEMEX has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)(i); P.M.I. Trading, Ltd. (“PMI Trading”)(i); P.M.I. Holdings North America, Inc. (“PMI HNA”)(i); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”)(i); P.M.I. Holdings, B.V. (“PMI HBV”)(i); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(i); Kot Insurance Company, AG (“KOT”); Pemex Procurement International, Inc. (“PPI”)(ii); P.M.I. Marine, Ltd. (“PMI Mar”)(i); P.M.I. Services, B.V. (“PMI SHO”)(i); Pemex Internacional España, S.A. (“PMI SES”)(i); Pemex Services Europe, Ltd. (“PMI SUK”)(i); P.M.I. Services North America, Inc. (“PMI SUS”)(i); Mex Gas International, Ltd. (“MGAS”); and Pemex Finance, Ltd. (“FIN”).

(i)	Member company of the “PMI Group”.
(ii)	Formerly Integrated Trade Systems, Inc. (“ITS”).

The financial information of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of PEMEX’s financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, “Consolidated Financial Statements” (“IFRS 10”).

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Other investments

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented as “non-controlling interests” in the condensed consolidated interim statements of financial position and the condensed consolidated interim statements of changes in equity, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the condensed consolidated interim statement of comprehensive income.

(b)	Foreign currency

Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions denominated in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising from the settlement of monetary items or from translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive result, any exchange component of that gain or loss is recognized in other comprehensive result. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

Translation of foreign currency

A foreign currency transaction shall be translated into a different reporting currency using the following procedures: (i) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (ii) equity items, income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the relevant date of such transaction; and (iii) all resulting exchange differences shall be recognized in other comprehensive result.

(c)	Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) loans and receivables; or (v) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in profit or loss as incurred. Finally, changes in fair value, including changes due to dividend income, are recognized in comprehensive income for the period.

Held-to-maturity financial instruments

Financial instruments that are intended to be and are capable of being held to maturity are classified as held to-maturity. Held-to-maturity financial instruments are recognized initially at fair value in addition to any directly attributable transaction costs. Subsequent to their initial recognition, held-to-maturity financial instruments are measured at amortized cost using the Effective Interest Rate method (“EIR method”), less any impairment losses.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

Any sale or reclassification of a significant amount of held-to-maturity investments with long maturities would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current financial year.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as impairment losses and foreign exchange differences, are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of finance cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments (“DFIs”) presented in the unaudited condensed consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, its procurement contracts, construction contracts and other commitments. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(d)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(e)	Accounts, notes receivable and other

Accounts receivable are recognized at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

(f)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(g)	Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” (“IFRS 6”), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable and can therefore be capitalized as fixed assets. Otherwise, such costs are recognized as drilling expenses. Other exploration expenditures are recognized as drilling expenses as they are incurred.

Items of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”).

The cost of finance projects that require large investments or financing incurred for specific projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other finance costs are recognized in the statement of comprehensive income in the period in which they are incurred.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plant and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs minor maintenance and servicing of wells, pipelines, properties, plant and equipment are recognized in the statement of comprehensive income as they are incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When the cost of a component of an item of wells, pipelines, properties, plant and equipment is significant relative to the total cost of the item, the component is depreciated separately.

The value of property subject to finance leases is included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of properties, plant and equipment are also recognized in the line item as wells, pipelines, properties, plant and equipment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

The estimated useful lives and annual rates of depreciation of significant items of wells, pipelines, properties, plant and equipment are as follows:

Asset	Useful life (years)	Rate %
Buildings	35	3
Pipelines	35	3
Offshore transportation equipment	25	4
Offshore Platforms	25	4
Plants	25	4
Drilling equipment	20	5
Furniture and equipment	10	10
Machinery	10	10
Tools	10	10
Devices and instruments	10	10
Telecommunications equipment	10	10
Land transportation equipment	5	20
Medical instruments and equipment	4	25
Computers equipment	4	25
Environmental control equipment	4	25

(h)	Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(i)	Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

The recoverable amount is defined as the higher of the fair value less the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets. In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and the effect of such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the amount of the previously recognized impairment loss.

(j)	Intangible assets

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain, whichever is lower.

(k)	Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The finance costs are recognized in the statement of comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l)	Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m)	Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX’s net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits. Any actuarial gains and losses are recognized in profit or loss for the period.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

The special tax laws to which PEMEX is subject are as follows:

•	Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty, or “DOSH”)

•	Derecho sobre hidrocarburos para el fondo de estabilización (Hydrocarbons Duty for the Stabilization Fund)

•	Derecho extraordinario sobre la exportación de petróleo crudo (Extraordinary Duty on Crude Oil Exports)

•	Derecho para la investigación científica y tecnológica en materia de energía (Duty for Scientific and Technological Research on Energy)

•	Derecho para la fiscalización petrolera (Duty for Oil Monitoring)

•	Derecho sobre la extracción de hidrocarburos (Extraction of Hydrocarbons Duty)

•	Derecho especial sobre hidrocarburos (Special Hydrocarbons Duty)

•	Derecho adicional sobre hidrocarburos (Additional Duty on Hydrocarbons)

•	Derecho para regular y supervisar la exploración y explotación de hidrocarburos (Duty to regulate and supervise the exploration and exploitation of hydrocarbons, or “Hydrocarbons Exploration Tax”)

•	Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax, or “IRP”)

Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

(o)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

(p)	Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point and PEMEX records sales revenue upon delivery.

PEMEX recognizes revenues for services at the time that the related services are rendered.

(q)	Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX’s consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX’s administrative personnel, such as depreciation, personnel related expenses and operating expenses associated with these activities.

Other revenues, net

Other revenues consists primarily of income received due to the “negative” IEPS Tax rate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

Finance cost, net

Finance cost is comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the finance cost that is capitalized.

(r)	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to principal management on a segmented basis and is assessed by PEMEX’s management in order to allocate resources and assess the profitability of the segments.

(s)	New accounting standards

The new IFRS and the interpretations and revisions described below apply to annual periods beginning on or after January 1, 2013.

IFRS 10, Consolidated Financial Statements

IFRS 10 defines the principle of control, establishes control as the basis for consolidation and sets outs the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes both IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and SIC-12, “Consolidation—Special Purpose Entities”. The adoption of IFRS 10 did not have any effect on PEMEX’s financial statements.

IAS 27 (Revised), Separate Financial Statements (“IAS 27 Revised”)

IAS 27 Revised supersedes IAS 27, and is now limited to only setting the standards to be applied in accounting for investments in subsidiaries, joint ventures, associates and structured entities within separate (non-consolidated) financial statements. The general requirements for the aforementioned entities remain substantially unchanged under IAS 27 Revised. The adoption of IAS 27 (Revised) did not have any effect on PEMEX’s financial statements.

IFRS 11, Joint Arrangements (“IFRS 11”)

IFRS 11, which supersedes IAS 31, “Joint Ventures”, outlines the accounting practices for entities that agree to jointly control an arrangement. Arrangements subject to joint control are classified as either a joint operation or a joint venture. IFRS 11 sets forth that investments in joint ventures should be recognized using the equity method and no longer allows for the application of the proportionate consolidation method. The adoption of IFRS 11 did not have any effect on PEMEX’s financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 establishes the disclosure requirements relating to investments in subsidiaries, joint ventures, associates and/or unconsolidated structured entities. The adoption of IFRS 12 did not have any effect on PEMEX’s financial statements.

IFRS 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 defines fair value, establishes a framework for measurement and requires disclosure about fair value measurements. However, it does not set forth additional requirements or prohibitions on the use of fair value. The adoption of IFRS 13 did not have any effect on PEMEX’s financial statements.

(t)	Correction of prior period accounting errors

Certain amounts previously reported under the unaudited condensed consolidated interim statement of comprehensive income (loss) for the nine-month period ended September 30, 2012 were adjusted, primarily due to adjustments to certain items of wells, pipelines, properties, plant and equipment and to the actuarial computation method for employee benefits in the annual consolidated financial statements for the year ended December 31, 2012, as permitted for the initial adoption of IFRS. The following table illustrates the effects of these adjustments:

	Previously reported amounts for the nine-month period ended September 30, 2012		Adjustments		Adjusted amounts for the nine-month period ended September 30, 2012
Net sales	Ps.	1,226,309,468	Ps.	—	Ps.	1,226,309,468
Cost of sales		598,790,946		2,941,881		601,732,827

Gross income		627,518,522		(2,941,881)		624,576,641
General expenses		85,494,144		(1,650,425)		83,843,719

Profit before other revenues		542,024,378		(1,291,456)		540,732,922
Other revenues—Net		162,288,856		122,896		162,411,752

Operating income		704,313,234		(1,168,560)		703,144,674
Finance cost—Net		14,157,515		(5,400)		14,152,115
Profit (loss) sharing in non-consolidated companies, associates and others		2,047,636		16,433		2,064,069

Income before taxes, duties and other		720,518,385		(1,157,527)		719,360,858
Income tax		688,663,218		(663,619)		687,999,599

Net income (loss) for the period	Ps.	31,855,167	Ps.	(493,908)	Ps.	31,361,259

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

•	Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through the PMI CIM to approximately 24 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex-Refining.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and jet fuel to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). Pemex-Refining’s most important products are different types of gasoline.

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•	Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

•	The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

The following tables present the unaudited condensed financial information of these segments, including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

As of / for the period ended September 30, 2013:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales
Trade	Ps.	—	Ps.	552,728,261	Ps.	105,288,770	Ps.	20,560,524	Ps.	512,718,428	Ps.	—	Ps.	—	Ps.	1,191,295,983
Intersegment		950,765,109		51,363,565		54,738,483		10,406,506		301,502,477		42,647,141		(1,411,423,281)		—
Services income		—		2,980,082		1,471,410		—		676,322		3,270,861		(984,311)		7,414,364
Cost of sales		(235,743,638)		(739,096,584)		(148,254,544)		(32,570,266)		(801,963,411)		(2,052,863)		1,369,289,239		(590,392,067)

Gross income (loss)		715,021,471		(132,024,676)		13,244,119		(1,603,236)		12,933,816		43,865,139		(43,118,353)		608,318,280
Other revenues		2,712,730		78,748,832		223,434		1,549,840		(1,511,834)		(744,350)		(317,651)		80,661,001
General expenses		(32,865,858)		(47,590,484)		(10,743,648)		(10,745,219)		(1,350,201)		(38,011,203)		43,468,711		(97,837,902)

Operating income (loss)		684,868,343		(100,866,328)		2,723,905		(10,798,615)		10,071,781		5,109,586		32,707		591,141,379
Finance cost—Net		(4,583,311)		(20,593,112)		4,668,703		547,244		(84,491)		(5,232,087)		(23,553)		(25,300,607)
Exchange gain—Net		(221,934)		821,866		(109,473)		24,232		(67,251)		(144,643)		—		302,797
Profit (loss) sharing in non-consolidated companies, associates and others		122,542		—		567,301		—		(914,035)		(91,495,964)		91,565,640		(154,516)
Taxes and duties		(652,163,889)		—		(2,575,328)		(16,610)		(4,248,092)		430,468		—		(658,573,451)

Net income (loss)		28,021,751		(120,637,574)		5,275,108		(10,243,749)		4,757,912		(91,332,640)		91,574,794		(92,584,398)
Total current assets		643,123,963		267,016,319		115,990,529		74,506,099		83,951,480		552,125,726		(1,453,181,651)		283,532,465
Permanent investments in shares of non-consolidated companies, associates and others		1,104,861		409,266		4,108,054		2,993,531		6,767,802		291,956,438		(288,488,710)		18,851,242
Wells, pipelines, properties, plant and equipment		1,293,747,256		242,566,306		101,026,514		39,081,476		1,248,898		10,058,853		—		1,687,729,303
Total assets		1,949,807,014		511,606,849		221,675,541		117,021,486		97,642,042		1,589,514,113		(2,464,761,062)		2,022,505,983
Total current liabilities		160,574,889		419,186,419		27,498,554		7,536,349		62,516,057		966,943,463		(1,441,590,237)		202,665,494
Long-term debt		697,238,685		23,864,384		1,088,424		171,883		3,703,611		720,591,196		(716,666,340)		729,991,843
Employee benefits		431,281,282		448,657,358		101,216,499		133,059,360		1,371,486		231,938,765		—		1,347,524,750
Total liabilities		1,362,665,753		901,446,361		153,898,126		140,965,277		69,880,857		1,930,433,789		(2,176,291,032)		2,382,999,131
Total equity (Deficit)		587,141,261		(389,839,512)		67,777,415		(23,943,791)		27,761,185		(340,919,676)		(288,470,030)		(360,493,148)
Depreciation and amortization		(96,649,571)		(7,571,332)		(5,228,495)		(1,891,123)		(6,742)		(558,866)		—		(111,906,129)
Net cost for the period of employee benefits		(29,238,588)		(29,896,704)		(7,097,253)		(8,871,151)		(137,377)		(16,823,832)		—		(92,064,905)
Acquisition of fixed assets		122,417,940		17,359,410		2,224,501		2,541,036		1,068,397		212,476		—		145,823,760

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

For the period ended September 30, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total

Sales
Trade	Ps.	—	Ps.	525,017,232	Ps.	85,392,707	Ps.	21,163,570	Ps.	589,383,039	Ps.	—	Ps.	—	Ps.	1,220,956,548
Intersegment		1,013,516,880		47,801,698		49,851,648		5,586,367		325,655,642		40,684,172		(1,483,096,407)		—
Services income		—		3,183,954		774,761		—		550,217		1,735,051		(891,063)		5,352,920
Cost of sales		(214,716,923)		(772,552,133)		(127,253,316)		(22,576,038)		(906,455,818)		(1,603,054)		1,443,424,455		(601,732,827)

Gross income (loss)		798,799,957		(196,549,249)		8,765,800		4,173,899		9,133,080		40,816,169		(40,563,015)		624,576,641
General expenses		(30,123,811)		(41,767,462)		(9,797,819)		(9,727,811)		(1,088,321)		(32,766,610)		41,428,115		(83,843,719)
Other revenues		648,442		162,189,122		133,825		174,577		(133,890)		67,679		(668,003)		162,411,752

Operating income (loss)		769,324,588		(76,127,589)		(898,194)		(5,379,335)		7,910,869		8,117,238		197,097		703,144,674
Finance cost—Net		(19,425,003)		(14,080,983)		2,420,685		(628,505)		(1,547,371)		162,798		(194,693)		(33,293,072)
Exchange gain—Net		36,163,389		3,992,288		390,607		9,408		33,731		6,855,764		—		47,445,187
Profit (loss) sharing in non-consolidated companies, associates and others		86,966		—		373,430		—		1,007,986		20,608,399		(20,012,712)		2,064,069
Taxes and duties		(685,946,865)		—		105,233		(12,997)		(478,889)		(1,666,081)		—		(687,999,599)

Net income (loss)		100,203,075		(86,216,284)		2,391,761		(6,011,429)		6,926,326		34,078,118		(20,010,308)		31,361,259
Depreciation and amortization		(89,321,719)		(7,352,197)		(5,809,169)		(2,026,446)		(5,388)		(545,754)		—		(105,060,673)
Net cost for the period of employee benefits		(22,578,021)		(22,649,427)		(5,228,592)		(6,638,305)		(71,840)		(13,005,793)		—		(70,171,978)

Year ended December 31, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Total current assets	Ps.	558,119,361	Ps.	284,541,363	Ps.	98,911,204	Ps.	78,807,571	Ps.	113,000,751	Ps.	486,513,401	Ps.	(1,301,751,526)	Ps.	318,142,125
Permanent investments in shares of non-consolidated companies, associates and others		982,320		409,266		3,751,219		—		7,527,734		382,969,842		(378,388,786)		17,251,595
Wells, pipelines, properties, plant and equipment		1,268,551,020		234,415,129		104,165,805		40,945,932		225,166		10,431,033		—		1,658,734,085
Total assets		1,836,007,172		520,567,164		207,224,542		120,216,927		127,859,809		1,549,109,628		(2,336,802,346)		2,024,182,896
Total current liabilities		167,466,913		330,225,909		23,617,986		6,478,390		87,534,727		913,204,611		(1,292,724,887)		235,803,649
Long-term debt		633,350,725		24,050,812		1,119,845		185,303		2,351,037		661,796,313		(650,236,440)		672,617,595
Employee benefits		412,306,417		429,583,865		96,139,228		127,012,099		1,347,909		222,151,241		—		1,288,540,759
Total liabilities		1,276,781,279		794,166,012		145,426,752		133,924,623		94,597,039		1,808,776,162		(1,958,423,121)		2,295,248,746
Total Equity (Deficit)		559,225,893		(273,598,848)		61,797,790		(13,707,696)		33,262,770		(259,666,534)		(378,379,225)		(271,065,850)
Acquisition of fixed assets		168,534,984		26,605,301		2,831,398		8,794,184		—		812,399		—		207,578,266

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

PEMEX’s management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

As of / for the period ended September 30, 2013:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	950,862,560	Ps.	610,257,904	Ps.	161,507,674	Ps.	30,967,692	Ps.	815,665,877	Ps.	45,918,002
Less unrealized intersegment sales		(97,451)		(3,185,996)		(9,011)		(662)		(768,650)		—

Total consolidated sales	Ps.	950,765,109	Ps.	607,071,908	Ps.	161,498,663	Ps.	30,967,030	Ps.	814,897,227	Ps.	45,918,002

Operating income (loss):

By segment		688,378,881		(90,178,476)		2,474,795		(10,682,337)		10,685,582		5,109,586
Less unrealized intersegment sales		(97,451)		(3,185,996)		(9,011)		(662)		(768,650)		—
Less unrealized gain due to production cost valuation of inventory		14,237		(7,501,856)		258,121		(115,616)		154,849		—
Less capitalized refined products		(3,516,560)		—		—		—		—		—
Less amortization of capitalized interest		89,236		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	684,868,343	Ps.	(100,866,328)	Ps.	2,723,905	Ps.	(10,798,615)	Ps.	10,071,781	Ps.	5,109,586

Net income (loss):
By segment		31,530,760		(109,949,722)		5,025,998		(10,127,471)		5,371,713		(76,654,809)
Less unrealized intersegment sales		(97,451)		(3,185,996)		(9,011)		(662)		(768,650)		—
Less unrealized gain due to production cost valuation of inventory		14,237		(7,501,856)		258,121		(115,616)		154,849		—
Less capitalized refined products		(3,516,560)		—		—		—		—		—
Less equity method for unrealized profits		1,529		—		—		—		—		(14,677,831)
Less amortization of capitalized interest		89,236		—		—		—		—		—

Total consolidated net income (loss)	Ps.	28,021,751	Ps.	(120,637,574)	Ps.	5,275,108	Ps.	(10,243,749)	Ps.	4,757,912	Ps.	(91,332,640)

Assets:
By segment		1,964,145,026		582,973,248		224,374,542		119,506,005		107,317,543		1,604,191,944
Less unrealized intersegment sales		(84,568)		(7,184,739)		(965,841)		(8,229)		(2,730,713)		—
Less unrealized gain due to production cost valuation of inventory		(10,134)		(64,181,660)		(1,733,160)		(2,476,290)		(6,944,788)		—
Less capitalized refined products		(11,716,485)		—		—		—		—		—
Less equity method for unrealized profits		1,529		—		—		—		—		(14,677,831)
Less amortization of capitalized interest		(2,528,354)		—		—		—		—		—

Total consolidated assets	Ps.	1,949,807,014	Ps.	511,606,849	Ps.	221,675,541	Ps.	117,021,486	Ps.	97,642,042	Ps.	1,589,514,113

Liabilities:
By segment		1,362,665,753		901,446,361		153,898,126		140,965,277		78,142,806		1,930,433,789
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		(8,261,949)		—

Total consolidated liabilities	Ps.	1,362,665,753	Ps.	901,446,361	Ps.	153,898,126	Ps.	140,965,277	Ps.	69,880,857	Ps.	1,930,433,789

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

For the period ended September 30, 2012:	PEP		PR		PGPB		PPQ		Trading Companies		Corporate and Other Subsidiary Companies
Sales:

By segment	Ps.	1,013,513,344	Ps.	572,589,314	Ps.	136,204,807	Ps.	26,751,562	Ps.	915,447,066	Ps.	42,419,223
Less unrealized intersegment sales		3,536		3,413,570		(185,691)		(1,625)		141,832		—

Total consolidated sales	Ps.	1,013,516,880	Ps.	576,002,884	Ps.	136,019,116	Ps.	26,749,937	Ps.	915,588,898	Ps.	42,419,223

Operating income (loss):
By segment		771,949,897		(81,694,314)		(1,247,162)		(5,430,895)		7,789,839		8,117,238
Less unrealized intersegment sales		3,536		3,413,570		(185,691)		(1,625)		141,832		—
Less unrealized gain due to production cost valuation of inventory		(504)		2,153,155		534,659		53,185		(20,802)		—
Less capitalized refined products		(2,717,577)		—		—		—		—		—
Less amortization of capitalized interest		89,236		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	769,324,588	Ps.	(76,127,589)	Ps.	(898,194)	Ps.	(5,379,335)	Ps.	7,910,869	Ps.	8,117,238

Net income (loss):
By segment		102,820,759		(91,783,009)		2,042,793		(6,062,989)		6,805,296		30,607,520
Less unrealized intersegment sales		3,536		3,413,570		(185,691)		(1,625)		141,832		—
Less unrealized gain due to production cost valuation of inventory		(504)		2,153,155		534,659		53,185		(20,802)		—
Less capitalized refined products		(2,717,577)		—		—		—		—		—
Less equity method for unrealized profits		7,625		—		—		—		—		3,470,598
Less amortization of capitalized interest		89,236		—		—		—		—		—

Total consolidated net income (loss)	Ps.	100,203,075	Ps.	(86,216,284)	Ps.	2,391,761	Ps.	(6,011,429)	Ps.	6,926,326	Ps.	34,078,118

Year ended December 31, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Assets:
By segment		1,846,831,001		583,489,721		210,263,190		122,663,976		130,797,643		1,543,192,334
Less unrealized intersegment sales		—		(4,419,930)		(958,022)		(7,654)		(2,102,134)		—
Less unrealized gain due to production cost valuation of inventory		(11,633)		(58,502,627)		(2,080,626)		(2,439,395)		(835,700)		—
Less capitalized refined products		(8,199,925)		—		—		—		—		—
Less equity method for unrealized profits		5,319		—		—		—		—		5,917,294
Less amortization of capitalized interest		(2,617,590)		—		—		—		—		—

Total consolidated assets	Ps.	1,836,007,172	Ps.	520,567,164	Ps.	207,224,542	Ps.	120,216,927	Ps.	127,859,809	Ps.	1,549,109,628

Liabilities:
By segment		1,276,781,279		794,166,012		145,426,752		133,924,623		96,699,173		1,808,776,162
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		(2,102,134)		—

Total consolidated liabilities	Ps.	1,276,781,279	Ps.	794,166,012	Ps.	145,426,752	Ps.	133,924,623	Ps.	94,597,039	Ps.	1,808,776,162

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

NOTE 5—CASH AND CASH EQUIVALENTS:

As of September 30, 2013 and December 31, 2012, cash and cash equivalents were as follows:

	September 30,		December 31,
	2013		2012
Cash on hand and in banks	Ps.	71,848,206	Ps.	76,201,010
Marketable securities		42,253,737		43,033,881

	Ps.	114,101,943	Ps.	119,234,891

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of September 30, 2013 and December 31, 2012, accounts, notes receivable and other receivables were as follows:

	September 30,		December 31,
	2013		2012
Export costumers	Ps.	37,268,226	Ps.	40,717,458
Domestic customers		50,184,781		53,355,711
Tax credits		13,953,093		13,420,166
Negative IEPS Tax pending to be credited		7,594,084		11,833,727
Employee and officers		5,028,267		4,773,466
Sundry debtors		4,596,451		5,652,405
Advances to suppliers		2,260,065		1,801,231
Insurance claims		1,340,534		1,440,337
Other		12,649		15,010

	Ps.	122,238,150	Ps.	133,009,511

NOTE 7—INVENTORIES:

As of September 30, 2013 and December 31, 2012, inventories were as follows:

	September 30, 2013		December 31, 2012
Crude oil, refined products, derivatives and petrochemicals products	Ps.	34,681,664	Ps.	51,058,073
Materials and products in stock		4,453,138		5,755,367
Materials and products in transit		7,895		34,130

	Ps.	39,142,697	Ps.	56,847,570

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

NOTE 8—AVAILABLE-FOR-SALE FINANCIAL ASSETS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., “Repsol”) at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol’s share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol’s share capital. PEMEX’s direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX’s overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On July 5, 2012, PMI HBV opted to receive its dividend in the form of 2,600,191 new Repsol shares. As part of the same program, on January 21 and July 16, 2013, PMI HBV opted to receive dividends in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

In July 2013, PEMEX entered into an equity swap for a notional amount of Ps. 2,869,882, pursuant to which PEMEX divested its direct interest in 9,289,968 shares of Repsol while retaining economic and voting rights in such shares.

As of September 30, 2013 the investment in 53,703,915 shares of Repsol was valued at Ps. 17,264,138, whereas as of December 31, 2012, the investment in 59,804,431 shares of Repsol was valued at Ps. 15,771,202. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 3,337,067 at September 30, 2013 and a gain of Ps. 10,125,912 at December 31, 2012. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 914,116 and Ps. 685,704 in the statements of comprehensive income at September 30, 2013 and at December 31, 2012, respectively.

In 2012, PMI NASA received 77 shares of LyondellBasell Industries N.V. (“LyondellBasell”), which were valued at Ps. 18, in lieu of the payment of a debt owed by LyondellBasell. As of both September 30, 2013 and December 31, 2012, the market value of the LyondellBasell shares was Ps. 57.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

NOTE 9—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED COMPANIES, ASSOCIATES AND OTHERS:

The permanent investments in shares of non-consolidated companies, associates and others as of September 30, 2013 and December 31, 2012, were as follows:

	Percentage of	September 30,		December 31,
	Investment	2013		2012
Deer Park Refining Limited	50.00%	Ps.	6,401,468	Ps.	7,437,384
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%		3,873,462		3,530,632
PPQ Cadena Productiva, S.L.(1)	100.00%		2,993,585		—
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00%		1,456,653		1,424,309
Compañía Mexicana de Exploraciones, S.A. de C.V.	60.00%		1,052,300		936,689
Frontera Brownsville, L.L.C.	50.00%		520,958		535,653
Mexicana de Lubricantes, S.A. de C.V.	46.85%		409,266		409,265
MGI Enterprises US L.L.C.	100.00%		208,395		—
Servicios Aéreos Especializados Mexicanos, S.A. de C.V.	49.00%		158,525		158,525
CH4 Energía, S.A. de C.V.	50.00%		127,481		108,554
Pasco Internacional, Ltd.	100.00%		121,368		44,585
PMI Field Management Resources, S.L.	100.00%		79,457		—
Other—Net	Various		1,448,324		2,665,999

		Ps.	18,851,242	Ps.	17,251,595

(1)	In September 2013, pursuant to a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in PPQ Cadena Productiva, S.L. (“PPQ”) by Ps. 2,993,531. This investment allowed PPQ to acquire a 44% interest in Compañía Petroquímica Mexicana de Vinilo, S.A. de. C.V.

Profit (loss) sharing in non-consolidated companies, associates and others:

	September 30,
	2013		2012
Deer Park Refining Limited	Ps.	(910,195)	Ps.	998,760
Gasoductos de Chihuahua, S. de R.L. de C.V.		278,572		430,707
Other—Net		477,107		634,602

	Ps.	(154,516)	Ps.	2,064,069

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of September 30, 2013 and December 31, 2012, the components of wells, pipelines, properties, plant and equipment were as follows:

		Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Trans- portation equipment	Con- struction in progress	Land	Unpro- ductive fixed assets	Assets in process of acquisition	Total fixed assets
INVESTMENT
Balances as of December 31, 2012	Ps.	709,748,214	42,367,106	547,236,619	1,007,455,697	53,439,009	319,638,242	49,788,285	20,590,693	105,303,277	41,583,171	11,148,414	27,633	2,908,326,360

Acquisitions		17,107,468	633,250	2,561,274	38,414,721	626,773	2,996,106	1,695,247	3,176,330	78,532,565	78,565	1,461	—	145,823,760

Capitalization and reclassifications		5,234,513	(428,366)	3,850,174	36,347,408	3,635,826	1,115,273	(767,926)	(47,946)	(47,821,076)	(23,662)	154,431	(27,633)	1,221,016
Disposals		(11,797,276)	—	(88,181)	—	(374,834)	(59,653)	(399,844)	(432,712)	(304,044)	(219,852)	(91,242)	—	(13,767,638)

Balances as of September 30, 2013	Ps.	720,292,919	42,571,990	553,559,886	1,082,217,826	57,326,774	323,689,968	50,315,762	23,286,365	135,710,722	41,418,222	11,213,064	—	3,041,603,498

ACCUMULATED DEPRECIATION AND AMORTIZATION
Balances as of December 31, 2012	Ps.	(284,287,710)	(23,066,280)	(202,092,704)	(559,752,873)	(33,723,880)	(95,137,552)	(32,563,194)	(12,334,674)	—	—	(6,633,408)	—	(1,249,592,275)

Acquisitions		(26,791,064)	(1,934,001)	(11,877,361)	(55,953,225)	(921,376)	(10,970,004)	(2,495,368)	(963,609)		—	(121)	—	(111,906,129)
Reclassifications		(751,067)	345,076	455,416	—	(27,828)	—	580,431	95,583	—	—	—	—	697,611
Disposals		6,255,008	—	74,577	—	355,623	—	213,380	430,723	—	—	(402,713)	—	6,926,598

Balances as of September 30, 2013	Ps.	(305,574,833)	(24,655,205)	(213,440,072)	(615,706,098)	(34,317,461)	(106,107,556)	(34,264,751)	(12,771,977)	—	—	(7,036,242)	—	(1,353,874,195)

Net wells, pipelines, properties, plant and equipment as of December 31, 2012	Ps.	425,460,504	19,300,826	345,143,915	447,702,824	19,715,129	224,500,690	17,225,091	8,256,019	105,303,277	41,583,171	4,515,006	27,633	1,658,734,085

Net wells, pipelines, properties, plant and equipment as of September 30, 2013	Ps.	414,718,086	17,916,785	340,119,814	466,511,728	23,009,313	217,582,412	16,051,011	10,514,388	135,710,722	41,418,222	4,176,822	—	1,687,729,303

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

NOTE 11—OTHER ASSETS:

As of September 30, 2013 and December 31, 2012, the balance of other assets was as follows:

	September 30,		December 31,
	2013		2012
Wells unassigned to a reserve	Ps.	7,192,354	Ps.	5,306,333
Payments in advance		3,612,715		3,290,756
Intangible assets		1,721,709		1,536,101
Long term documents receivable		1,078,202		1,307,123
Other		706,924		907,522

	Ps.	14,311,904	Ps.	12,347,835

NOTE 12—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”) for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to September 30, 2013, PEMEX participated in the following financing activities:

•	On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000.

•	On January 30, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023 under Petróleos Mexicanos’ U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In January 2013, PMI Trading obtained and repaid a loan for U.S. $150,000 bearing interest at 1.0412%.

•	On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

•	On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of Certificados Bursátiles due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In March 2013, PMI Trading obtained and repaid a loan for U.S. $50,000 bearing interest at 1.4217%.

•	On April 26, 2013, PMI NASA obtained a loan for U.S. $33,830 bearing interest at 3.80%, which matures on February 22, 2023.

•	On June 7, 2013, PMI NASA obtained a loan for U.S. $34,278 bearing interest at 3.80%, which matures on April 24, 2023.

•	On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of Certificados Bursátiles due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000 under its revolving credit facility with Credit Agricole CIB. The facility matured on July 17, 2013.

•	On July 18, 2013, Petróleos Mexicanos issued U.S. $3,000,000 of its debt securities under Petróleos Mexicanos’ U.S. $32,000,000 Medium-Term Notes Program, Series C in four tranches: (i) U.S. $1,000,000 of its 4.875% Notes due 2024; (ii) U.S. $1,000,000 of its 3.500% Notes due 2018; (iii) U.S. $500,000 of its Floating Rate Notes due 2018; and (iv) U.S. $500,000 of its 6.500% Bonds due 2041, which was the second reopening of its 6.500% Bonds due 2041 originally issued on June 2, 2011 and subsequently reopened on October 18, 2011. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 19, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 of Certificados Bursátiles due 2019 at a floating rate. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

•	On September 19, 2013, Petróleos Mexicanos issued U.S. $400,000 of notes due 2024, which bear interest at a fixed rate of 2.830%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On September 26, 2013, Petróleos Mexicanos issued Ps. 10,400,000 aggregate amount of Certificados Bursátiles due 2024 at fixed rate of 7.19%, consisting of (i) an international offering outside Mexico of Ps. 1,075,000 of Certificados Bursátiles in the form of global depositary notes (“GDNs”), and (ii) a concurrent offering to the public in Mexico of Ps. 9,325,000 of Certificados Bursátiles not represented by GDNs. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 30, 2013, Petróleos Mexicanos issued U.S. $750,000 of notes due 2024, which bear interest at the London Interbank Offered Rate (LIBOR) for 3 months plus 0.43%. The notes are guaranteed by the Export-Import Bank of the United States.

•	Between January 1 and September 30, 2013, PMI HBV obtained U.S. $5,103,000 from its revolving credit line and repaid U.S. $6,003,000.

NOTE 13—PROVISIONS FOR SUNDRY CREDITORS:

At September 30, 2013 and December 31, 2012, the provisions for sundry creditors were as follows:

	September 30,		December 31,
	2013		2012
Provision for plugging of wells	Ps.	50,640,360	Ps.	48,153,061
Provision for litigation and claims in process		14,659,263		9,977,365
Provision for environmental costs		5,425,203		5,672,368

	Ps.	70,724,826	Ps.	63,802,794

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

NOTE 14—FINANCE COST:

At September 30, 2013 and 2012, the finance cost was as follows:

	September 30,
	2013		2012
Earnings by derivative financial instruments	Ps.	12,288,673	Ps.	17,333,570
Interest income		1,753,359		1,612,738
Interest expense		(28,229,653)		(27,413,042)
Expense by derivative financial instruments		(11,112,986)		(24,826,338)

	Ps.	(25,300,607)	Ps.	(33,293,072)

NOTE 15—CONTINGENCIES:

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of September 30, 2013 and as of December 31, 2012, the reserve for environmental remediation expenses totaled Ps. 5,425,203 and Ps. 5,672,368, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of September 30, 2013 and December 31, 2012, PEMEX had accrued a reserve of Ps. 14,659,263 and Ps. 9,977,365, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

•	In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No.13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On August 27, 2013, the U.S. District Court issued a preliminary judgment recognizing the arbitration award. On September 12, 2013, a hearing was held before the U.S. District Court to specify the amounts to be paid by the parties under a final judgment. COMMISA is seeking U.S. $355,864 (not including interest or taxes) under the arbitration award, as well as U.S. $106,827 for bails posted and other expenses incurred in connection with the enforcement of the arbitration award. In connection with the aforementioned construction agreement with COMMISA, PEMEX is involved in the following additional legal proceedings:

•	On January 22, 2013, COMMISA submitted a request to a court in Luxembourg for the precautionary attachment of assets owned by Pemex-Exploration and Production and Petróleos Mexicanos, which were held in several financial institutions. This request was granted, and on July 15, 2013, Pemex-Exploration and Production and Petróleos Mexicanos filed an appeal against this resolution. In addition, on March 22, 2013, a different court in Luxembourg recognized the arbitration award and issued an execution order without notifying Pemex-Exploration and Production and Petróleos Mexicanos. On June 26, 2013, Pemex-Exploration and Production filed an appeal against this resolution. On September 2, 2013, Petróleos Mexicanos amended the appeal requesting that the recognition of the arbitration award be revoked on the basis that the award had been declared null and void by the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in Mexico. As of the date of this report, a final resolution is still pending.

•	On August 30, 2013, the Secretaría de Economía (Ministry of Economy) was summoned to an arbitration proceeding under the North American Free Trade Agreement (“NAFTA”) by KBR, Inc. (“KBR”), the parent company of COMMISA. KBR is seeking to prove that the Mexican Government (through Pemex-Exploration and Production, among other entities) breached several provisions of NAFTA. KBR is seeking approximately U.S. $110,000 in damages for these alleged breaches. As of the date of this report, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

•	On April 9, 2013, Pemex-Exploration and Production filed a claim before a Juzgado de Distrito (District Court) in Monterrey, Nuevo León, against COMMISA for amounts owed by COMMISA in connection with the termination of the construction agreement mentioned above. The claim was rejected by the court on April 12, 2013. On April 18, 2013 Pemex-Exploration and Production filed an appeal against this resolution, which was admitted by the court. As of the date of this report, a final resolution is still pending.

•	In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Exploration and Production requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Sala Superior (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the court allowed Pemex-Exploration and Production to amend its claim. The Tax Management Service filed a motion against this resolution, which was denied. On January 18, 2013, Pemex-Exploration and Production filed a motion to amend its claim, which was admitted by the court. On June 24, 2013, the court denied a reclamation motion filed by the Tax Management Service. On September 2, 2013, the Tax Management Service filed a response to the amended claim. As of the date of this report, the pleadings stage is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

•	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On April 30, 2012, the ICA ordered Pemex-Refining and Petróleos Mexicanos to pay U.S. $311,178 and CONPROCA to pay U.S. $29,056 (not including financial expenses or taxes). On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012-VI) before the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void, which was admitted on December 11, 2012. On January 18, 2013, CONPROCA filed a response to this claim, as well as evidence in support of its response. On March 7, 2013 the evidentiary stage before the Eleventh District Civil Court concluded and, on May 24, 2013, a pleadings hearing was held before this court. As of the date of this report, a final resolution is still pending. In a concurrent proceeding, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On September 21, 2012, Pemex-Refining filed a response to CONPROCA’s motion before the U.S. District Court, to which CONPROCA replied on October 19, 2012. On November 9, 2012, CONPROCA filed a motion before the U.S. District Court requesting a hearing, which as of the date of this report is still pending.

•	In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. L.L.C filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. On August 24, 2011, the court admitted expert opinions on economic and financial matters and ordered Pemex-Exploration and Production to appoint its experts, who accepted their designation as such on February 7, 2012. On September 5, 2012, Pemex-Exploration and Production filed its expert opinions. On April 5, 2013, the court requested the appointment of an independent experts, which, as of the date of this report, is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

•	In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Refining requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Superior Court of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the court allowed Pemex-Refining to amend its claim. The Tax Management Service filed a motion against this resolution, which was denied. On January 18, 2013, Pemex-Refining filed a motion to amend its claim, which was admitted by the court. On June 24, 2013, the court denied a reclamation motion filed by the Tax Management Service. On September 2, 2013, the Tax Management Service filed a response to the amended claim. As of the date of this report, the pleadings stage is still pending.

•	On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection to the cancellation of its alleged petroleum rights concessions, including damages of up to Ps. 1,552,730. On July 19, 2012, the court rejected a motion filed by the defendants arguing that the court lacked jurisdiction, and notified the parties on August 23, 2012. On November 5, 2012, the Regional Court resumed the trial and, on December 11, 2012, summoned the Secretary of Energy, as Chairman of the Board of Petróleos Mexicanos, who responded the claim on February 21, 2013. On March 4, 2013, the court admitted an amendment to the claim and requested that the defendants file their response. On April 24, 2013, the defendants appealed this resolution and requested that a Superior Court reviews the case. On May 2, 2013, the defendants filed a response to the plaintiff’s amended claim. In addition, on April 9, 2013, a new claim (No. 438/12-11-02-3) was filed before the same Court and the defendants requested that it be joined to the previous claim. On May 2, 2013, the two claims were joined. On May 10, 2013, the Superior Court requested additional documentation from both parties. On May 13, 2013, the response filed by the defendants was admitted by the court. As of the date of this report, the trial is in the evidentiary stage.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

•	On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and expert opinions. The court then appointed an expert in raw sewage on behalf of the plaintiffs, who was granted an extension to file his opinion. The plaintiffs filed an amparo against several government authorities in Reynosa as well as against the manager of the Burgos business unit for allegedly performing cleaning operations in lands owned by the plaintiffs without their consent and for flooding their lands. In response, Pemex-Gas and Basic Petrochemicals filed additional documentary evidence in support of the cleaning operations. As of the date of this report, additional hearings are still pending.

•	On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimo Segundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. (“Saboratto”) for, among other things, liability and damages in connection with various services agreements. Saboratto is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed its response to this claim. On October 22, 2011, the court notified Pemex-Exploration and Production that the plaintiff had filed accountant and management expert opinions and ordered it to appoint its experts and file any necessary questionnaires. On January 2, 2013, Pemex-Exploration and Production’s experts filed their opinions with the court. The court then appointed an independent expert to issue an opinion because the opinions of Pemex-Exploration and Production’s experts conflicted with those of Saboratto’s experts. As of the date of this report, the trial is in the evidentiary stage.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Figures stated in thousands, except as noted (Note 2))

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 16—SUBSEQUENT EVENTS:

During the period from October 1 to November 15, 2013, Petróleos Mexicanos participated in the following financing activities:

On October 24, 2013, Petróleos Mexicanos issued U.S. $350,000 of notes due 2024, which bear interest at a fixed rate of 2.290%. The notes are guaranteed by the Export-Import Bank of the United States.

On November 15, 2013, the exchange rate was Ps. 13.1030 per U.S. dollar, which represents a 0.70% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of September 30, 2013, which was Ps. 13.0119 per U.S. dollar.

On November 15, 2013, the weighted average price of the crude oil exported by PEMEX was U.S. $89.17 per barrel, a decrease of 8.95% as compared to the average price as of September 30, 2013, which was U.S. $97.94 per barrel.

PEMEX has valued and recorded the 53,703,915 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 0.98%, from €18.33 per share as of September 30, 2013 to €18.51 per share as of November 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: November 19, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.